Absolute Software Adds Trellix Endpoint Security to Application Resilience Ecosystem
Enables joint Absolute Resilience customers to ensure Trellix’s leading endpoint protection solution remains healthy and working effectively
VANCOUVER, British Columbia and SAN JOSE, Calif. — September 19, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced a partnership with Trellix, enabling Absolute Resilience® customers to extend its patented Absolute Persistence® technology to Trellix Endpoint Security (ENS). With this latest addition to the company’s Application Resilience™ ecosystem, joint customers can leverage the power of Absolute’s firmware-embedded connection to ensure Trellix’s leading endpoint protection solution remains healthy, installed, and working effectively.
Anchored by its unique Persistence technology residing embedded in more than 600 million endpoints, Absolute provides an undeletable digital tether to every device to help ensure the highest levels of resiliency. Absolute Application Resilience leverages this unbreakable, two-way connection to monitor mission-critical security applications’ health and behavior; detect if missing, corrupted, or not running; and automatically repair or reinstall components when necessary - without requiring human intervention.
“Our unique intelligence shows that today’s complex and widely distributed device environments have put endpoint agents at constant risk of colliding with other applications, or being disabled by malicious or negligent users,” said Edward Choi, SVP of Global Alliances at Absolute Software. “By joining our Application Resilience ecosystem, Trellix is taking the critical steps needed to enable our joint customers to harden their mission-critical endpoint application and strengthen their overall endpoint security posture.”
“We are proud to collaborate with leading software vendors to improve security outcomes for our customers,” said Britt Norwood, Senior Vice President, Global Channels & Commercial at Trellix. “Organizations across the globe rely on Trellix every day to protect, and adapt to, their changing business needs in a dynamic threat landscape. We’re thrilled to see Absolute Software support Trellix ENS in its Application Resilience ecosystem and extend this value to our joint customers.”
Trellix Endpoint Security is part of an integrated suite of technologies that uses analytics and machine learning to provide effective protection—including the flexibility to connect to security products from other vendors. Trellix endpoint solutions enable organizations to apply proactive threat intelligence and defenses across the entire attack lifecycle.
Absolute’s expansive Application Resilience catalog is comprised of more than 60 security and business applications needed to enable a secure, reliable, and resilient work from anywhere experience. To learn more and see other supported software vendors, visit here.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 18,000 customers, G2 recognized Absolute as a leader for the tenth consecutive quarter in the Summer 20022 Grid® Report for Endpoint Management and as a high performer in the G2 Grid Report for Zero Trust Networking.
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Forward-Looking Statements
This press release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, statements regarding Absolute’s new partnership with Trellix. Readers are cautioned that such information may not be appropriate for other purposes.
Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include: that Absolute will successfully complete the partnership and the effectiveness related thereto; and that there is and will be demand for Absolute’s services.
Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, as more particularly described in the “Risk and Uncertainties” section of Absolute’s most recently filed Management’s Discussion and Analysis, which is available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation that Absolute may not be as successful in selling its services through the partnership; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute. All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

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